EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

December 13, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patrick Costello and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Ault Disruptive Technologies Corporation
Registration Statement on Form S-1 (No. 333-260825)
Registration Statement on Form 8-A (No. 001- )

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statements to 4:00 p.m., Eastern time, on Wednesday, December 15, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statements.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. William B. Horne Henry C.W. Nisser, Esq.

Ault Disruptive Technologies Corporation
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141

December 13, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patrick Costello and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Ault Disruptive Technologies Corporation
Registration Statement on Form S-1 (No. 333-260825)
Registration Statement on Form 8-A (No. 001- )

Ladies and Gentlemen:

Ault Disruptive Technologies Corporation hereby requests that the effectiveness of the above-referenced Registration Statements be accelerated so that they will become effective at 4:00 p.m., Eastern time, on Wednesday, December 15, 2021, or as soon as possible thereafter.

Very truly yours,

Ault Disruptive Technologies Corporation

By:	/s/ Henry C.W. Nisser
Henry C.W. Nisser
President and General Counsel